SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

NATURAL GROCERS BY VITAMIN COTTAGE, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value per share

(Title of Class of Securities)

63888U 108

(CUSIP Number)

Kemper Isely

12612 West Alameda Parkway

Lakewood, Colorado 80228

Tel: (303) 986-4600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

(Continued on following pages)

CUSIP No. 63888U108

1	Names of Reporting Persons Kemper Isely

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,880,279 (1)(2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,316,670 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,316,670 (1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.3% (3)

14	Type of Reporting Person (See Instructions) IN

(1) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza or Mark Gauthier but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,316,670 shares of Common Stock (as defined in this Third Amendment) of the issuer. Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,880,279 of such shares are subject to a voting agreement with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(2) Includes 3,097,402 shares of Common Stock beneficially owned directly by Mr. Isely, 91,938 shares owned directly by the LaRock and Luke Isely Trust, with respect to which Mr. Isely shares voting and investment power with Zephyr Isely as co-trustee of the trust, and 207,490 shares held by Mr. Andueza as custodian under the Colorado Uniform Transfer to Minors Act, or UTMA, for Mr. Isely’s children Ritchie K. Isely and Raquel M. Isely, each of whom shares Mr. Isely’s permanent residence. The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person is a party to the Stockholders Agreement.

(3) The percentage of Common Stock is calculated based on an aggregate of 22,472,130 shares of Common Stock outstanding.

CUSIP No. 63888U108

1	Names of Reporting Persons Zephyr Isely

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,880,279 (1)(2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,316,670 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,316,670

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.3%(3)

14	Type of Reporting Person (See Instructions) IN

(1) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza or Mark Gauthier but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,316,670 shares of Common Stock of the issuer. Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,880,279 of such shares are subject to a voting agreement with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(2) Includes 3,165,184 shares of Common Stock beneficially owned directly by Mr. Isely and 91,938 shares owned directly by the LaRock and Luke Isely Trust, with respect to which Mr. Isely shares voting and investment power with Kemper Isely as co-trustee of the trust, and 103,745 shares held by Mr. Andueza as custodian under the UTMA for Mr. Isely’s child Dyami Cy Isely-Parvanta, whom shares Mr. Isely’s permanent residence. The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person is a party to the Stockholders Agreement.

(3) The percentage of Common Stock is calculated based on an aggregate of 22,472,130 shares of Common Stock outstanding.

CUSIP No. 63888U108

1	Names of Reporting Persons Heather Isely

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,880,279 (1)(2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,316,670(1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,316,670(1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.3% of Common Stock (3)

14	Type of Reporting Person (See Instructions) IN

(1) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza or Mark Gauthier but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,316,670 shares of Common Stock of the issuer. Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,880,279 of such shares are subject to a voting agreement with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(2) Includes 931,020 shares beneficially owned directly by Ms. Isely, 207,490 shares held by Mr. Andueza as custodian under the UTMA for Ms. Heather Isely’s children Masala A. Isely-Rice and Charles L. Isely-Rice, each of whom shares Ms. Heather Isely’s permanent residence. The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person is a party to the Stockholders Agreement.

(3) The percentage of Common Stock is calculated based on an aggregate of 22,472,130 shares of Common Stock outstanding

CUSIP No. 63888U108

1	Names of Reporting Persons Elizabeth Isely

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,880,279 (1)(2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,316,670(1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,316,670(1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.3% (3)

14	Type of Reporting Person (See Instructions) IN

(1) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza or Mark Gauthier but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,316,670 shares of Common Stock of the issuer. Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,880,279 of such shares are subject to a voting agreement with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(2) Includes 1,254,306 shares beneficially owned directly by Ms. Isely. The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person is a party to the Stockholders Agreement.

(3) The percentage of Common Stock is calculated based on an aggregate of 22,472,130 shares of Common Stock outstanding.

CUSIP No. 63888U108

1	Names of Reporting Persons Anthony Andueza

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 354,629(1)

	8	Shared Voting Power 12,880,279 (2)(3)

	9	Sole Dispositive Power 797(4)

	10	Shared Dispositive Power 13,316,670 (2)(5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,317,467(6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.3% (7)

14	Type of Reporting Person (See Instructions) IN

(1) Comprises 797 shares of Common Stock held directly by the reporting person and 353,832 shares of Common Stock that are held directly by trusts or limited liability companies benefiting or established by Isely family members with respect to which the reporting person is either sole trustee or sole manager and has sole voting and dispositive power over such shares.

(2) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza or Mark Gauthier but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,316,670 shares of Common Stock of the issuer. Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,880,279 of such shares are subject to a voting agreement with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(3) Includes: 1,037,939 shares of Common Stock held directly by CTVC, LLC, an entity established for the benefit of the Isely Children’s Trust and its beneficiaries; 572,097 shares of Common Stock held directly by KIVC 2, LLC, an entity established for the benefit of the Kemper Isely 2012 Irrevocable Family Trust and its beneficiaries; 616,254 shares of Common Stock held directly by ZIVC, LLC an entity established for the benefit of the Zephyr Isely 2012 Irrevocable Family Trust and its beneficiaries; and 478,788 shares of Common Stock held directly by HIVC 2, LLC, an entity established for the benefit of the Heather C. Isely 2012 Irrevocable Family Trust;. The reporting person is the sole manager of each of the foregoing entities and as such may therefore be deemed to beneficially own all of such shares. The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person is a manager of certain entities party to the Stockholders Agreement.

(4) Comprises 797 shares of Common Stock held directly by the reporting person.

(5) Includes: 1,037,939 shares of Common Stock held directly by CTVC, LLC, an entity established for the benefit of the Isely Children’s Trust and its beneficiaries; 572,097 shares of Common Stock held directly by KIVC 2, LLC, an entity established for the benefit of the Kemper Isely 2012 Irrevocable Family Trust and its beneficiaries; 616,254 shares of Common Stock held directly by ZIVC, LLC an entity established for the benefit of the Zephyr Isely 2012 Irrevocable Family Trust and its beneficiaries; 478,788 shares of Common Stock held directly by HIVC 2, LLC, an entity established for the benefit of the Heather C. Isely 2012 Irrevocable Family Trust; 71,772 shares of Common Stock held directly by KIVC 1, LLC, an entity established for the benefit of the Kemper Isely 2012 Irrevocable Family Trust and its beneficiaries; 6,716 shares of Common Stock held directly by KIVC 3, LLC an entity established for the benefit of Sarah Isely, Mary Isely Sipes, David Isely, Anna Isely, K. Daisy Isely, Alyssa Isely, and Kemper Isely; 36,774 shares of Common Stock held directly by LIVC 1, LLC, an entity established for the benefit of the Lark Isely 2012 Irrevocable Family Trust and its beneficiaries; 36,774 shares of Common Stock held directly by LIVC 2, LLC, an entity established for the benefit of the Lark Isely 2012 Irrevocable Family Trust and its beneficiaries; and 201,856 shares of Common Stock held directly by HIVC 1, LLC, an entity established for the benefit of the Heather C. Isely 2012 Irrevocable Family Trust. The reporting person is the sole manager of each of the foregoing entities and as such may therefore be deemed to beneficially own all of such shares. The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person is a manager of certain entities party to the Stockholders Agreement.

(6) Includes: 1,037,939 shares of Common Stock held directly by CTVC, LLC, an entity established for the benefit of the Isely Children’s Trust and its beneficiaries; 572,097 shares of Common Stock held directly by KIVC 2, LLC, an entity established for the benefit of the Kemper Isely 2012 Irrevocable Family Trust and its beneficiaries; 616,254 shares of Common Stock held directly by ZIVC, LLC an entity established for the benefit of the Zephyr Isely 2012 Irrevocable Family Trust and its beneficiaries; 478,788 shares of Common Stock held directly by HIVC 2, LLC, an entity established for the benefit of the Heather C. Isely 2012 Irrevocable Family Trust 71,772 shares of Common Stock held directly by KIVC 1, LLC, an entity established for the benefit of the Kemper Isely 2012 Irrevocable Family Trust and its beneficiaries; 6,716 shares of Common Stock held directly by KIVC 3, LLC an entity established for the benefit of Sarah Isely, Mary Isely Sipes, David Isely, Anna Isely, K. Daisy Isely, Alyssa Isely, and Kemper Isely; 36,774 shares of Common Stock held directly by LIVC 1, LLC, an entity established for the benefit of the Lark Isely 2012 Irrevocable Family Trust and its beneficiaries; 36,774 shares of Common Stock held directly by LIVC 2, LLC, an entity established for the benefit of the Lark Isely 2012 Irrevocable Family Trust and its beneficiaries; and 201,856 shares of Common Stock held directly by HIVC 1, LLC, an entity established for the benefit of the Heather C. Isely 2012 Irrevocable Family Trust. The reporting person is the sole manager of each of the foregoing entities and as such may therefore be deemed to beneficially own all of such shares. Also includes 797 shares held directly by the reporting person. The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person in his capacity as a manager of certain entities that are party to the Stockholders Agreement.

(7) The percentage of Common Stock is calculated based on an aggregate of 22,472,130 shares of Common Stock outstanding.

CUSIP No. 63888U108

1	Names of Reporting Persons Mark Gauthier

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 37,817(1)

	8	Shared Voting Power 12,880,279 (2)(3)

	9	Sole Dispositive Power 100 (4)

	10	Shared Dispositive Power 13,316,670 (2)(5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,316,770 (6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.3% (7)

14	Type of Reporting Person (See Instructions) IN

(1) Comprises 100 shares of Common Stock held directly by the reporting person and 37,717 shares of Common Stock that are held directly by a trust or limited liability company benefiting or established by an Isely family member with respect to which the reporting person is either sole trustee or sole manager and has sole voting and dispositive power over such shares.

(2) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza or Mark Gauthier but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,316,670 shares of Common Stock of the issuer. Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,880,279 of such shares are subject to a voting agreement with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(3) Includes 295,249 shares of Common Stock held directly by EIVC 2, LLC, an entity also established for the benefit of the Elizabeth Isely 2012 Irrevocable Family Trust. The reporting person is the sole manager of the foregoing entity and as such may therefore be deemed to beneficially own all of such shares. The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person in his capacity as a manager of certain entities is a party to the Stockholders Agreement.

(4) Comprises 100 shares of Common Stock held directly by the reporting person.

(5) Includes 37,717 shares of Common Stock held directly by EIVC 1, LLC, an entity established for the benefit of the Elizabeth Isely 2012 Irrevocable Family Trust; and 295,249 shares of Common Stock held directly by EIVC 2, LLC, an entity also established for the benefit of the Elizabeth Isely 2012 Irrevocable Family Trust. The reporting person is the sole manager of each of the foregoing entities and as such may therefore be deemed to beneficially own all of such shares. The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person in his capacity as a manager of certain entities is a party to the Stockholders Agreement.

(6) Includes 37,717 shares of Common Stock held directly by EIVC 1, LLC, an entity established for the benefit of the Elizabeth Isely 2012 Irrevocable Family Trust; and 295,249 shares of Common Stock held directly by EIVC 2, LLC, an entity also established for the benefit of the Elizabeth Isely 2012 Irrevocable Family Trust. The reporting person is the sole manager of each of the forgoing entities and as such may therefore be deemed to beneficially own all of such shares. Also includes 100 shares of Common Stock held directly by the reporting person. The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person in his capacity as a manager of certain entities is a party to the Stockholders Agreement.

(7) The percentage of Common Stock is calculated based on an aggregate of 22,472,130 shares of Common Stock outstanding.

CUSIP No. 63888U108

1	Names of Reporting Persons CTVC, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,880,279 (1)(2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,316,670(1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,316,670(1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.3% (3)

14	Type of Reporting Person (See Instructions) OO

(1) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza or Mark Gauthier but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,316,670 shares of Common Stock of the issuer. Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,880,279 of such shares are subject to a voting agreement with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(2) Includes 1,037,939 shares of Common Stock held by CTVC, LLC for the benefit of the Isely Children’s Trust and its beneficiaries. Mr. Andueza is the sole manager of CTVC, LLC with sole voting and investment power over the shares of Common Stock held by it. The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person in his capacity as a manager is a party to the Stockholders Agreement.

(3) The percentage of Common Stock is calculated based on an aggregate of 22,472,130 shares of Common Stock outstanding.

CUSIP No. 63888U108

1	Names of Reporting Persons KIVC 2, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,880,279(1)(2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,316,670(1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,316,670(1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.3% (3)

14	Type of Reporting Person (See Instructions) OO

(1) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza or Mark Gauthier but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,316,670 shares of Common Stock of the issuer. Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,880,279 of such shares are subject to a voting agreement with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(2) Includes 572,097 shares of Common Stock held by KIVC 2, LLC for the benefit of the Kemper Isely 2012 Irrevocable Family Trust and its beneficiaries. Mr. Andueza is the sole manager of KIVC 2, LLC. The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person in his capacity as a manager is a party to the Stockholders Agreement.

(3) The percentage of Common Stock is calculated based on an aggregate of 22,472,130 shares of Common Stock outstanding.

CUSIP No. 63888U108

1	Names of Reporting Persons ZIVC, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,880,279 (1)(2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,316,670(1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,316,670(1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.3% (3)

14	Type of Reporting Person (See Instructions) OO

(1) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza or Mark Gauthier but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,316,670 shares of Common Stock of the issuer. Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,880,279 of such shares are subject to a voting agreement with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(2) Includes 616,254 shares of Common Stock held by ZIVC, LLC for the benefit of the Zephyr Isely 2012 Irrevocable Family Trust and its beneficiaries. Mr. Andueza is the sole manager of ZIVC, LLC with sole voting and investment power over the shares of Common Stock held by it. The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person in his capacity as a manager is a party to the Stockholders Agreement.

(3) The percentage of Common Stock is calculated based on an aggregate of 22,472,130 shares of Common Stock outstanding.

CUSIP No. 63888U108

1	Names of Reporting Persons HIVC 2, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,880,279 (1)(2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,316,670(1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,316,670(1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.3% (3)

14	Type of Reporting Person (See Instructions) OO

(1) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza or Mark Gauthier but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,316,670 shares of Common Stock of the issuer. Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,880,279 of such shares are subject to a voting agreement with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(2) Includes 478,788 shares of Common Stock held by HIVC 2, LLC for the benefit of the Heather C. Isely 2012 Irrevocable Family Trust and its beneficiaries. Mr. Andueza is the sole manager of HIVC 2, LLC with sole voting and investment power over the shares of Common Stock held by it. The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person in his capacity as a manager is a party to the Stockholders Agreement.

(3) The percentage of Common Stock is calculated based on an aggregate of 22,472,130 shares of Common Stock outstanding

CUSIP No. 63888U108

1	Names of Reporting Persons EIVC 2, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,880,279 (1)(2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,316,670 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,316,670 (1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.3% (3)

14	Type of Reporting Person (See Instructions) OO

(1) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza or Mark Gauthier but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,316,670 shares of Common Stock of the issuer. Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,880,279 of such shares are subject to a voting agreement with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(2) Includes 295,249 shares of Common Stock held by EIVC 2, LLC for the benefit of the Elizabeth Isely 2012 Irrevocable Family Trust and its beneficiaries. Mr. Gauthier is the sole manager of EIVC 2, LLC with sole voting and investment power over the shares of Common Stock held by it. The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person in his capacity as a manager is a party to the Stockholders Agreement.

(3) The percentage of Common Stock is calculated based on an aggregate of 22,472,130 shares of Common Stock outstanding.

CUSIP No. 63888U108

1	Names of Reporting Persons Lark Isely

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,880,279(1)(2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,316,670 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,316,670 (1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.3% (3)

14	Type of Reporting Person (See Instructions) IN

(1) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza or Mark Gauthier but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,316,670 shares of Common Stock of the issuer. Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,880,279 of such shares are subject to a voting agreement with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(2) Includes 49,365 shares beneficially owned directly by Mr. Lark Isely. The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person is a party to the Stockholders Agreement.

(3) The percentage of Common Stock is calculated based on an aggregate of 22,472,130 shares of Common Stock outstanding.

CUSIP No. 63888U108

1	Names of Reporting Persons The LaRock & Luke Isely Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,880,279 (1)(2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,316,670 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,316,670 (1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.3% (3)

14	Type of Reporting Person (See Instructions) OO

(1) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza or Mark Gauthier but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,316,670 shares of Common Stock of the issuer. Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,880,279 of such shares are subject to a voting agreement with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(2) Includes 91,938 shares beneficially owned directly by the LaRock and Luke Isely Trust. The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person is a party to the Stockholders Agreement.

(3) The percentage of Common Stock is calculated based on an aggregate of 22,472,130 shares of Common Stock outstanding.

CUSIP No. 63888U108

1	Names of Reporting Persons FTVC, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,880,279 (1)(2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,316,670 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,316,670 (1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.3% (3)

14	Type of Reporting Person (See Instructions) OO

(1) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza or Mark Gauthier but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,316,670 shares of Common Stock of the issuer. Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,880,279 of such shares are subject to a voting agreement with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(2) Includes 571,850 shares beneficially owned directly by FTVC, LLC, which are held for the benefit of the Margaret A. Isely Spouse’s Trust and its beneficiaries, and for the benefit of the Margaret A. Isely Family Trust and its beneficiaries. The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person is a party to the Stockholders Agreement.

(3) The percentage of Common Stock is calculated based on an aggregate of 22,472,130 shares of Common Stock outstanding.

CUSIP No. 63888U108

1	Names of Reporting Persons Charity Isely

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,880,279 (1)(2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,316,670 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,316,670 (1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.3% of Common Stock (3)

14	Type of Reporting Person (See Instructions) IN

(1) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza or Mark Gauthier but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,316,670 shares of Common Stock of the issuer. Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,880,279 of such shares are subject to a voting agreement with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(2) Includes 22,162 shares beneficially owned directly by Ms. Isely. The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person is a party to the Stockholders Agreement.

(3) The percentage of Common Stock is calculated based on an aggregate of 22,472,130 shares of Common Stock outstanding.

CUSIP No. 63888U108

1	Names of Reporting Persons Mariah Isely

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,880,279 (1)(2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,316,670 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,316,670 (1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.3% (3)

14	Type of Reporting Person (See Instructions) IN

(1) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza or Mark Gauthier but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,316,670 shares of Common Stock of the issuer. Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,880,279 of such shares are subject to a voting agreement with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(2) Includes 86,192 shares beneficially owned directly by Ms. Isely. The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person is a party to the Stockholders Agreement.

(3) The percentage of Common Stock is calculated based on an aggregate of 22,472,130 shares of Common Stock outstanding.

CUSIP No. 63888U108

1	Names of Reporting Persons Guy Isely

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,880,279 (1)(2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,316,670 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,316,670 (1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.3% (3)

14	Type of Reporting Person (See Instructions) IN

(1) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza or Mark Gauthier but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,316,670 shares of Common Stock of the issuer. Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,880,279 of such shares are subject to a voting agreement with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(2) Includes 91,808 shares beneficially owned directly by Mr. Isely. The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person is a party to the Stockholders Agreement.

(3) The percentage of Common Stock is calculated based on an aggregate of 22,472,130 shares of Common Stock outstanding.

CUSIP No. 63888U108

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (the “Third Amendment”) amends and supplements the Schedule 13D filed on August 6, 2012, as amended by Amendment No. 1 to Schedule 13D filed on February 20, 2013 and Amendment No. 2 filed on March 18, 2013 (the “Schedule 13D”) by the Reporting Persons identified in Item 2 of the original Schedule 13D filed on August 6, 2013 (the “Original Reporting Persons”) pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-1(a) promulgated thereunder, with respect to shares of Common Stock, $0.001 par value per share (the “Common Stock”) of Natural Grocers by Vitamin Cottage, Inc., a Delaware corporation (the “Issuer”), held by the Reporting Persons (as defined below). The Reporting Persons in their individual or representative capacity, or both, are parties to a Stockholders Agreement, dated July 24, 2012 (the “Stockholders Agreement”), which contains voting agreements with respect to their shares of Common Stock (collectively, the “Voting Agreement”) as a result of which, the Reporting Persons may be deemed to be members of a group for purposes of Section 13(d)(3) of the Act. The Reporting Persons are filing this Third Amendment jointly with respect to the shares of Common Stock beneficially owned by them as a group.

Item 2.                       Identity and Background.

The Third Amendment amends and restates Item 2 of the Schedule 13D in its entirety as set forth below:

(a) Name of Persons Filing this Statement:

(1) Anthony Andueza

(2) Mark Gauthier

(3) Kemper Isely

(4) Zephyr Isely

(5) Heather Isely

(6) Elizabeth Isely

(7) CTVC, LLC

(8) KIVC 2, LLC

(9) ZIVC, LLC

(10) HIVC 2, LLC

(11) EIVC 2, LLC

(12) Lark Isely

(13) The LaRock & Luke Isely Trust

(14) FTVC, LLC

(15) Charity Isely

(16) Mariah Isely

(17) Guy Isely (collectively, the “Reporting Persons”).

Elizabeth Isely, Heather Isely, Kemper Isely and Zephyr Isely on February 20, 2014 approved (“Isely Approval”) the exemption of all of the shares of the Issuer’s Common Stock held by Lucas Isely, one of the Original Reporting Persons, from the obligations of the Voting Agreement. As a result of Isely Approval of this exemption, and compliance with the other applicable requirements of the Stockholders Agreement on February 21, 2014, the 51,872 shares of Common Stock then held by Lucas Isely no longer were subject to the Voting Agreement. Thus, on that date, he ceased to be a Reporting Person.

(b) Principal Business Address and Principal Office Address of Reporting Persons:

The principal business address and principal office address of each of the Reporting Persons is c/o Natural Grocers by Vitamin Cottage, Inc., 12612 West Alameda Parkway, Lakewood, Colorado 80228.

(c) Present Principal Occupation or Principal Business:

(1) Mr. Andueza is currently self-employed as a broker of nutritional supplements.

(2) Mr. Gauthier is an attorney.

(3) Mr. Kemper Isely is the Co-President and Chairman of the Issuer.

(4) Mr. Zephyr Isely is the Co-President and a director of the Issuer.

(5) Ms. Heather Isely is the Executive Vice President, Corporate Secretary and a director of the Issuer.

(6) Ms. Elizabeth Isely is the Executive Vice President and a director of the Issuer.

(7) CTVC, LLC is a Colorado limited liability company created to hold shares of the Issuer’s Common Stock for investment purposes. Anthony Andueza is the manager of CTVC, LLC.

(8) KIVC 2, LLC is a Colorado limited liability company created to hold shares of the Issuer’s Common Stock for investment purposes. Anthony Andueza is the manager of KIVC 2, LLC.

(9) ZIVC, LLC is a Colorado limited liability company created to hold shares of the Issuer’s Common Stock for investment purposes. Anthony Andueza is the manager of ZIVC, LLC.

(10) HIVC 2, LLC is a Colorado limited liability company created to hold shares of the Issuer’s Common Stock for investment purposes. Anthony Andueza is the manager of HIVC 2, LLC.

(11) EIVC 2, LLC is a Colorado limited liability company created to hold shares of the Issuer’s Common Stock for investment purposes. Mark Gauthier is the manager of EIVC 2, LLC.

(12) Lark Isely is employed by the Issuer’s operating company in product development and product sourcing.

(13) The LaRock & Luke Isely Trust is a trust created under the laws of Colorado for the benefit of members of the Isely family. The co-trustees of the LaRock & Luke Isely Trust are Kemper and Zephyr Isely.

(14) FTVC, LLC is a Colorado limited liability company created to hold investments, including shares of the Issuer’s Common Stock. Kemper Isely, Zephyr Isely and Heather Isely are the managers of FTVC, LLC.

(15) Charity Isely is employed by In Love Body Care as a sales manager.

(16) Mariah Isely is a retail store owner at Cultivate.

(17) Guy Isely is a graduate student.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the natural persons set forth under Item 2(a) above are citizens of the United States of America.

Item 4.                     Purpose of Transaction.

The Third Amendment amends and restates the second sentence of Item 4 of the Schedule 13D in its entirety as set forth below:

The Reporting Persons have entered into a Stockholders Agreement pursuant to which they have, among other things, agreed to limitations on the sale of their shares of the Issuer’s Common Stock and, with respect to 12,880,279 of the shares subject to the Stockholders Agreement, a voting agreement with respect to the election of directors.

Item 5.                     Interest in Securities of the Issuer.

This Third Amendment amends and restates Item 5(a) of the Schedule 13D in its entirety as follows:

(a)                                 To the best knowledge of the Reporting Persons, as of February 27, 2014, there were 22,472,130 shares of Common Stock outstanding. The Reporting Persons, who comprise a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1933, beneficially own in the aggregate 13,316,670 shares of Common Stock, which constitutes 59.3% of the total outstanding shares of Common Stock. Mr. Andueza is deemed to beneficially own 13,317,467 shares of Common Stock, including his direct ownership of 797 shares. Mr. Gauthier is deemed to beneficially own 13,316,770 shares of Common Stock, including his direct ownership of 100 shares.

Lucas Isely sold an aggregate of 7,090 shares of Common Stock on February 25, 2014, As a result of such sale, those shares no longer are covered by the Stockholders Agreement in any respect. The 44,782 shares of Common Stock that he continues to hold currently remain covered by the Stockholders Agreement other than the Voting Agreement. As a result of conditional Isely Approval, he may sell an additional 22,910 shares of Common Stock that he otherwise would not have had the right to sell under the Stockholders Agreement.

Consistent with Rule 13d-2 of the Act, the Reporting Persons do not intend to file future amendments to the Schedule 13D resulting from any increase or decrease in the percentage of the class beneficially owned unless that increase or decrease is material.

Item 7.                     Material to be Filed as Exhibits.

Exhibit 1

Form of Stockholders Agreement, by between and among Natural Grocers by Vitamin Cottage, Inc. and the stockholders named therein (incorporated by reference to Exhibit 10.32 to Amendment No. 3 to Form S-1 filed on July 12, 2012).

Exhibit 2

Form of Registration Rights Agreement by and among Natural Grocers by Vitamin Cottage, Inc. and the stockholders named therein (incorporated by reference to Exhibit 4.3 to Amendment No. 2 to Form S-1 filed on July 5, 2012).

Exhibit 3

Form of Amended and Restated Joint Filing Agreement between Natural Grocers by Vitamin Cottage, Inc. and each of the Original Reporting Persons (incorporated by reference to Exhibit 3 to Amendment No. 2 to Schedule 13D filed by each of the Original Reporting Persons on March 18, 2013).

Exhibit 4

Powers of Attorney granted by Anthony Andueza, Mark Gauthier, Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, CTVC, LLC, KIVC 2, LCC, ZIVC, LLC, HIVC 2, LLC, EIVC 2, LLC, Lark Isely, The LaRock & Luke Isely Trust, FTVC, LLC, Charity Isely, Mariah Isely, and Guy Isely (incorporated by reference to Exhibit 4 to Schedule 13D filed by each of the Original Reporting Persons on August 6, 2012, except for the Power of Attorney granted by Mark Gauthier, which was Exhibit 4 to Amendment No. 2 to Schedule 13D filed by each of the Original Reporting Persons on March 18, 2013).

CUSIP No. 63888U108

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 28, 2014

By:	*
Anthony Andueza

By:	*
Mark Gauthier

By:	/s/Kemper Isely
Kemper Isely

By:	*
Zephyr Isely

By:	*
Heather Isely

By:	*
Elizabeth Isely

CTVC, LLC

By:	*
Anthony Andueza, its Manager

KIVC 2, LLC

By:	*
Anthony Andueza, its Manager

ZIVC, LLC

By:	*
Anthony Andueza, its Manager

HIVC 2, LLC

By:	*
Anthony Andueza, its Manager

EIVC 2, LLC

By:	*
Mark Gauthier, its Manager

By:	*
Lark Isely

THE LAROCK & LUKE ISELY TRUST

By:	/s/Kemper Isely
Kemper Isely, Co-Trustee

CUSIP No. 63888U108

		By:	*
Zephyr Isely, Co-Trustee
FTVC, LLC

		By:	/s/ Kemper Isely
Kemper Isely, Manager

		By:	*
Zephyr Isely, Manager

		By:	*
Heather Isely, Manager

		By:	*
Charity Isely

		By:	*
Mariah Isely

		By:	*
Guy Isely

* By:	/s/ Kemper Isely
Kemper Isely, attorney-in-fact

CUSIP No. 63888U108

Exhibit Index

Exhibit 1

Form of Stockholders Agreement, by between and among Natural Grocers by Vitamin Cottage, Inc. and the stockholders named therein (incorporated by reference to Exhibit 10.32 to Amendment No. 3 to Form S-1 filed on July 12, 2012).

Exhibit 2

Form of Registration Rights Agreement by and among Natural Grocers by Vitamin Cottage, Inc. and the stockholders named therein (incorporated by reference to Exhibit 4.3 to Amendment No. 2 to Form S-1 filed on July 5, 2012).

Exhibit 3

Amended and Restated Joint Filing Agreement between Natural Grocers by Vitamin Cottage, Inc. and each of the Reporting Persons (incorporated by reference to Exhibit 3 to Amendment No. 2 to Schedule 13D filed by each of the reporting persons and Lucas Isely on March 18, 2013).

Exhibit 4

Powers of Attorney granted by Anthony Andueza, Mark Gauthier, Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, CTVC, LLC, KIVC 2, LCC, ZIVC, LLC, HIVC 2, LLC, EIVC 2, LLC, Lark Isely, The LaRock & Luke Isely Trust, FTVC, LLC, Charity Isely, Mariah Isely, and Guy Isely (incorporated by reference to Exhibit 4 to Schedule 13D filed by each of the reporting persons on August 6, 2012, except for the Power of Attorney granted by Mark Gauthier, which is incorporated by reference to Exhibit 4 to Amendment No. 2 to Schedule 13D filed by each of the reporting persons and Lucas Isely on March 18, 2013).